8 June 2007

Mr Marc Iyeki

Managing Director, Asia Pacific

Global Corporate Client Group

New York Stock Exchange

20 Broad Street

New York, NY 10005

United States of America

miyeki@nyse.com

1-212-656-5071 (fax)

Re:  National Australia Bank Limited – copy of Form 25 filed with SEC

Dear Mr Iyeki,

In accordance with Rule 806.02 of the Listed Company Manual, please find enclosed a copy of the Form 25 lodged by National Australia Bank Limited (NAB) with the Securities Exchange Commission on 8 June 2007, to effect the delisting of NAB’s American Depositary Shares, ticker symbol NAB, and the underlying ordinary shares from the NYSE.

Yours sincerely,

Michaela J Healey

Company Secretary

National Australia Bank Limited

Group Corporate Affairs
500 Bourke Street, Melbourne
Victoria 3000
Australia

www.nabgroup.com

ABN 12 004 044 937

ASX Announcement

Melbourne, Friday 8 June 2007

NAB TO DELIST FROM THE NEW YORK STOCK EXCHANGE

National Australia Bank Limited (NAB) has lodged with the US Securities and Exchange Commission (SEC) a Form 25, on 8th June 2007.  The Form 25 will effect the delisting of NAB’s American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), and the underlying ordinary shares, from the New York Stock Exchange (NYSE).   NAB originally announced its intention to delist from the NYSE on 10 May 2007.  The filing of a Form 25, and the delisting of NAB’s securities from the NYSE will allow NAB to proceed with its proposed deregistration from the SEC.  The new rules relating to the termination of SEC registration for foreign companies took effect on 4 June 2007.

Delisting of NAB’s ADSs from the NYSE is expected to take effect on or about 18 June 2007, being ten days after the date the Form 25 is lodged.  Once delisted, NAB’s securities will no longer trade on the NYSE, and NAB’s ADR program will automatically convert to an over the counter trading program.   A copy of the Form 25 lodged with the SEC in the US on 8th June 2007 is attached to this announcement.

For further information:

Kerrina Lawrence Media Relations Manager, Group Corporate Affairs T 03 8641 3627 M 0412 673 038	Hany Messieh Head of Investor Relations T 03 8641 2312 M 0414 446 876

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR

REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    1-9945

National Australia Bank Limited; New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

500 Bourke Street, Melbourne, Victoria 3000 Australia; +61 3 8641 3500

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares (as evidenced by American Depositary Receipts), each representing five ordinary shares;
Ordinary shares

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐  17CFR240.12d2-2(a)(1)

☐  17CFR240.12d2-2(a)(2)

☐  17CFR240.12d2-2(a)(3)

☐  17CFR240.12d2-2(a)(4)

☐  Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒  Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, National Australia Bank Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date	8th June 2007	By
Name: Michaela J Healey
Title: Company Secretary, National Australia Bank Limited